HHG Capital Corp

40/F, Montery Plaza

15 Chong Yip Street, Hong Kong

March 16, 2021

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: HHG Capital Corp (the “Company”)

Registration Statement on Form S-1

Filed February 9, 2021

File No. 333-252885

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated March 8, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Prospectus Summary

General, page 3

1.	You disclose here and throughout your prospectus that your efforts to identify a prospective target business will not be limited to a particular industry or geographic region and that you have “not established any other specific attributes or criteria” for prospective targets. However, we note your risk factor disclosure at page 27 that you intend to focus your search “on specific locations and industries as described in this prospectus” and at page 48 that you intend to focus on “industries or sectors that complement our management team’s background. In light of the four risk factors you provide at pages 54-55 related to operating businesses in Asia, please revise to provide clear and consistent disclosure regarding your apparent intention to focus on prospective target businesses in Asia.

Response: The disclosure on pages 27, 48, and 53 of the Amended S-1 has been revised in accordance with the Staff’s comment.

Risk Factors

Because we are incorporated under the laws of the British Virgin Islands, you may face difficulties in protecting your interests, page 39

2.	You disclose that certain of your officers and directors are residents of jurisdictions outside the United States. However, as it appears that all of your officers and directors currently reside outside the United States, please revise this risk factor accordingly.

Response: The disclosure on page 39 of the Amended S-1 has been revised in accordance with the Staff’s comment.

Principal Shareholders, page 94

3. Please disclose the natural person or persons who directly or indirectly exercise(s) sole or shared voting or investment control over the shares held by each of HHG Capital Fund and Forever Happiness Limited. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: The disclosure on page 92 of the Amended S-1 has been revised in accordance with the Staff’s comment.

Please reach Sally Yin, the company’s outside counsel at 212-407-4224 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Stephen Sze
HHG Capital Corp.
Chief Executive Officer